Exhibit 3.17

CERTIFICATE OF FORMATION

OF

DELL DFS GROUP HOLDINGS L.L.C.

This Certificate of Formation of Dell DFS Group Holdings L.L.C. (the “L.L.C”) is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. Section 18-101, et. seq.).

1.	The name of the limited liability company is Dell DFS Group Holdings L.L.C.

2.

The address of the registered office of the LLC in the State of Delaware is: Corporation Service Company, 251 Little Falls Drive, Wilmington (New Castle County), Delaware 19808-1674. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Dell DFS Group Holdings L.L.C. as of this 31st day of August, 2018.

By:	/s/ Janet M. Bawcom
Janet M. Bawcom
Authorized Person